CALEDONIA AMENDS TERMS OF SHARE PURCHASE WARRANTS

Toronto, Ontario - September 14, 2005:  Caledonia Mining Corporation (“Caledonia”) (TSX: CAL, NASDAQ: CALVF, AIM: CMCL) has amended the terms of 27,232,909 outstanding share purchase warrants - which have had exercise dates of September 29, 2005 as to a portion, and October 26, 2005 as to the balance - all exercisable at $0.55 per share.  All of the warrants will now be exercisable at $0.11 per share on or before October 31, 2005.

The warrants were granted in a 2004 private placement by Caledonia.  As they are now seriously out of the money it is considered appropriate the exercise prices be reduced to $0.11 per share.  The closing market price of Caledonia’s shares on the Toronto Stock Exchange on September 12, 2005 was $0.11 per share.  Caledonia is optimistic that, based on the new terms, a significant number of the warrants will be exercised thereby providing it additional working capital.

For further information please contact Caledonia Mining Corporation:

Stefan Hayden President and CEO, Caledonia Mining Tel: +27-11 447-2499	James Johnstone V-P Operations and COO Caledonia Mining Tel: +1 (905) 607-7543	Alex Buck / Nick Bias Buck-Bias Tel: +44 7932 740 452

Further information regarding Caledonia's exploration activities and operations along with its latest financials may be found on the Corporation's website http://www.caledoniamining.com